UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38278

Jianpu Technology Inc.

21/F Internet Finance Center,

Danling Street, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Corrections of Previously Announced Unaudited Financial Results

Jianpu Technology Inc. (“Jianpu” or the “Company”) is furnishing this Form 6-K to disclose restatement adjustments to correct its previously announced unaudited quarterly financial results for the three months ended March 31, June 30, September 30, and December 31, 2019, and unaudited annual financial results for the year ended December 31, 2019, respectively, each attached as an exhibit to the Company’s current report on Form 6-K previously furnished to the Securities and Exchange Commission (the “SEC”) on May 30, 2019, August 28, 2019, December 10, 2019 and March 24, 2020, as applicable.

The restatement adjustments have arisen from (i) the findings from an internal review (the “Review”) of certain matters relating to transactions carried out by the Credit Card Business Unit of the Company with third-party agents (including both upstream agents and downstream suppliers); and (ii) subsequent events(1), primarily a concluded investigation against a subsidiary of the Company and certain of its employees by competent authorities in relation to the compliance of information collection or use, and others.

The Company’s consolidated financial statements for the year ended December 31, 2018 have been restated. The financial information included in reports previously filed or furnished by the Company for the years ended December 31, 2018 and 2019 should no longer be relied upon and is superseded by the applicable information in the Company’s annual report on Form 20-F for the year ended December 31, 2019 (the “2019 20-F”) filed on April 30, 2021 and this current report on Form 6-K, as the case may be.

The following tables provide the unaudited quarterly financial results for the three months ended March 31, June 30, September 30 and December 31, 2019, and unaudited annual financial results for the year ended December 31, 2019 that the Company previously announced, respectively, and the adjusted unaudited quarterly and annual financial results that are reconciled with the Company’s final financial results for the year ended December 31, 2019 included in the 2019 20-F.

Note:

(1)         According to ASC 855, these are first type subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet as of December 31, 2019.

Unaudited

	As Previously Announced				Adjustments					As Adjusted
	For the three months ended				For the three months ended					For the three months ended
(In thousands except for number of shares and per	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019		March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
share data)	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	NOTES	RMB	RMB	RMB	RMB

Revenues:
Recommendation services:
Loans	432,550	103,418	90,324	40,015	—	—	—	—		432,550	103,418	90,324	40,015
Credit cards	149,305	196,524	195,583	208,261	(23,366)	(33,783)	(43,654)	(62,877)	(2)	125,939	162,741	151,929	145,384
Total recommendation services	581,855	299,942	285,907	248,276	(23,366)	(33,783)	(43,654)	(62,877)		558,489	266,159	242,253	185,399
Advertising, marketing services and other services	73,004	62,341	37,595	41,389	(13,210)	(16,790)	—	(902)	(3), (4)	59,794	45,551	37,595	40,487
Total revenues	654,859	362,283	323,502	289,665	(36,576)	(50,573)	(43,654)	(63,779)		618,283	311,710	279,848	225,886
Cost of revenues	(55,938)	(24,396)	(26,984)	(26,650)	—	—	—	—		(55,938)	(24,396)	(26,984)	(26,650)
Gross profit	598,921	337,887	296,518	263,015	(36,576)	(50,573)	(43,654)	(63,779)		562,345	287,314	252,864	199,236
Operating expenses:
Sales and marketing	(448,232)	(318,374)	(325,293)	(260,397)	23,366	33,783	39,581	56,220	(2), (4)	(424,866)	(284,591)	(285,712)	(204,177)
Research and development	(82,319)	(73,288)	(66,502)	(50,234)	—	—	—	—		(82,319)	(73,288)	(66,502)	(50,234)
General and administrative	(52,374)	(40,100)	(30,609)	45,973	—	—	—	(23,786)	(2), (4)	(52,374)	(40,100)	(30,609)	22,187
Impairment loss	—	—	(250,323)	(4,360)	—	—	—	—		—	—	(250,323)	(4,360)
Penalties	—	—	—	—	(13,210)	(16,790)	—	—	(3)	(13,210)	(16,790)	—	—
Income/(Loss) from operations	15,996	(93,875)	(376,209)	(6,003)	(26,420)	(33,580)	(4,073)	(31,345)		(10,424)	(127,455)	(380,282)	(37,348)
Net interest income	730	2,418	1,786	166	—	—	—	—		730	2,418	1,786	166
Others, net	1,592	4,497	6,337	(641)	—	—	—	—		1,592	4,497	6,337	(641)
Income/(Loss) before income tax	18,318	(86,960)	(368,086)	(6,478)	(26,420)	(33,580)	(4,073)	(31,345)		(8,102)	(120,540)	(372,159)	(37,823)
Income tax benefits/(expenses)	392	2,106	15,542	(83)	(2,178)	(4,606)	(3,168)	—	(3)	(1,786)	(2,500)	12,374	(83)
Net income/(loss)	18,710	(84,854)	(352,544)	(6,561)	(28,598)	(38,186)	(7,241)	(31,345)		(9,888)	(123,040)	(359,785)	(37,906)
Less: net income/(loss) attributable to noncontrolling interests	2,609	(1,175)	(61,338)	(1,194)	(7,261)	(9,696)	(804)	—	(3)	(4,652)	(10,871)	(62,142)	(1,194)
Net income/(loss) attributable to Jianpu’s shareholders	16,101	(83,679)	(291,206)	(5,367)	(21,337)	(28,490)	(6,437)	(31,345)		(5,236)	(112,169)	(297,643)	(36,712)
Other comprehensive (loss)/income, net
Foreign currency translation adjustments	(20,704)	20,575	26,940	(12,126)	—	—	—	—		(20,704)	20,575	26,940	(12,126)
Total other comprehensive (loss)/income	(20,704)	20,575	26,940	(12,126)	—	—	—	—		(20,704)	20,575	26,940	(12,126)
Total comprehensive loss	(1,994)	(64,279)	(325,604)	(18,687)	(28,598)	(38,186)	(7,241)	(31,345)		(30,592)	(102,465)	(332,845)	(50,032)
Less: total comprehensive income/(loss) attributable to noncontrolling interests	2,401	(949)	(61,109)	(1,314)	(7,261)	(9,696)	(804)	—	(3)	(4,860)	(10,645)	(61,913)	(1,314)
Total comprehensive loss attributable to Jianpu’s shareholders	(4,395)	(63,330)	(264,495)	(17,373)	(21,337)	(28,490)	(6,437)	(31,345)		(25,732)	(91,820)	(270,932)	(48,718)
Net loss per share attributable to Jianpu’s shareholders
Basic	0.04	(0.20)	(0.69)	(0.01)	(0.05)	(0.07)	(0.02)	(0.07)		(0.01)	(0.27)	(0.71)	(0.08)
Diluted	0.04	(0.20)	(0.69)	(0.01)	(0.05)	(0.07)	(0.02)	(0.07)		(0.01)	(0.27)	(0.71)	(0.08)
Net loss per ADS(1) attributable to Jianpu’s shareholders
Basic	0.76	(4.01)	(13.81)	(0.26)	(1.02)	(1.36)	(0.30)	(1.48)		(0.26)	(5.37)	(14.11)	(1.74)
Diluted	0.73	(4.01)	(13.81)	(0.26)	(0.99)	(1.36)	(0.30)	(1.48)		(0.26)	(5.37)	(14.11)	(1.74)
Weighted average number of shares
Basic	419,188,261	418,461,069	422,105,931	422,494,898	—	—	—	—		419,188,261	418,461,069	422,105,931	422,494,898
Diluted	441,141,116	418,461,069	422,105,931	422,494,898	—	—	—	—		419,188,261	418,461,069	422,105,931	422,494,898

Unaudited

	For the Year Ended December 31, 2019
(In thousands except for number of shares and per	As Previously Announced	Adjustments	As Adjusted(5)
share data)	RMB	RMB	RMB

Revenues:
Recommendation services:
Loans	666,307	—	666,307
Credit cards	749,673	(163,680)	585,993
Total recommendation services	1,415,980	(163,680)	1,252,300
Advertising, marketing services and other services	214,329	(30,902)	183,427
Total revenues	1,630,309	(194,582)	1,435,727
Cost of revenues	(133,968)	—	(133,968)
Gross profit	1,496,341	(194,582)	1,301,759
Operating expenses:
Sales and marketing	(1,352,296)	152,950	(1,199,346)
Research and development	(272,343)	—	(272,343)
General and administrative	(77,110)	(23,786)	(100,896)
Impairment loss	(254,683)	—	(254,683)
Penalties	—	(30,000)	(30,000)
Loss from operations	(460,091)	(95,418)	(555,509)
Net interest income	5,100	—	5,100
Others, net	11,785	—	11,785
Loss before income tax	(443,206)	(95,418)	(538,624)
Income tax benefits/(expenses)	17,957	(9,952)	8,005
Net loss	(425,249)	(105,370)	(530,619)
Less: net loss attributable to noncontrolling interests	(61,098)	(17,761)	(78,859)
Net loss attributable to Jianpu’s shareholders	(364,151)	(87,609)	(451,760)
Other comprehensive income, net
Foreign currency translation adjustments	14,685	—	14,685
Total other comprehensive income	14,685	—	14,685
Total comprehensive loss	(410,564)	(105,370)	(515,934)
Less: total comprehensive loss attributable to noncontrolling interests	(60,971)	(17,761)	(78,732)
Total comprehensive loss attributable to Jianpu’s shareholders	(349,593)	(87,609)	(437,202)
Net loss per share attributable to Jianpu’s shareholders
Basic and diluted	(0.87)	(0.20)	(1.07)
Net loss per ADS attributable to Jianpu’s shareholders
Basic and diluted	(17.32)	(4.16)	(21.48)
Weighted average number of shares
Basic and diluted	420,575,827	—	420,575,827

Unaudited

	As Previously Announced				Adjustments					As Adjusted
(In thousands except for number	As of March 31, 2019	As of June 30, 2019	As of September 30, 2019	As of December 31, 2019	As of March 31, 2019	As of June 30, 2019	As of September 30, 2019	As of December 31, 2019		As of March 31, 2019	As of June 30, 2019	As of September 30, 2019	As of December 31, 2019
of shares and per share data)	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	NOTES	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	1,103,426	916,133	806,686	694,910	—	—	—	—		1,103,426	916,133	806,686	694,910
Restricted cash and time deposits	161,904	165,299	293,585	249,770	—	—	—	—		161,904	165,299	293,585	249,770
Short-term investment	85,050	123,661	—	—	—	—	—	—		85,050	123,661	—	—
Accounts receivable, net	433,645	497,849	395,563	370,266	—	—	—	(24,741)	(2), (4)	433,645	497,849	395,563	345,525
Amount due from related party	13,134	—	—	7,082	—	—	—	—		13,134	—	—	7,082
Prepayments and other current assets	215,446	139,381	165,377	118,100	—	—	—	323	(4)	215,446	139,381	165,377	118,423
Total current assets	2,012,605	1,842,323	1,661,211	1,440,128	—	—	—	(24,418)		2,012,605	1,842,323	1,661,211	1,415,710
Non-current assets:
Property and equipment, net	50,791	46,273	43,727	36,686	—	—	—	—		50,791	46,273	43,727	36,686
Intangible assets, net	110,874	106,085	5,182	27,061	—	—	—	—		110,874	106,085	5,182	27,061
Goodwill	147,296	147,296	5,422	12,697	—	—	—	—		147,296	147,296	5,422	12,697
Restricted cash, time deposit and investment	—	—	—	124,407	—	—	—	—		—	—	—	124,407
Other non-current assets	120,969	83,160	121,322	50,458	—	—	—	(5,298)	(4)	120,969	83,160	121,322	45,160
Total non-current assets	429,930	382,814	175,653	251,309	—	—	—	(5,298)		429,930	382,814	175,653	246,011
Total assets	2,442,535	2,225,137	1,836,864	1,691,437	—	—	—	(29,716)		2,442,535	2,225,137	1,836,864	1,661,721

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	148,500	148,500	154,314	60,000	—	—	—	—		148,500	148,500	154,314	60,000
Accounts payable	214,159	208,488	149,934	185,681	—	—	—	(1,363)	(4)	214,159	208,488	149,934	184,318
Advances from customers	144,137	98,007	63,911	44,000	—	—	—	—		144,137	98,007	63,911	44,000
Tax payable	34,760	13,705	12,669	12,272	2,178	6,784	9,952	9,896	(3), (4)	36,938	20,489	22,621	22,168
Amount due to related party	9,225	25,337	13,649	34,310	—	—	—	—		9,225	25,337	13,649	34,310
Accrued expenses and other current liabilities	176,776	121,127	160,517	156,897	26,420	60,000	64,073	67,121	(2), (3)	203,196	181,127	224,590	224,018
Total current liabilities	727,557	615,164	554,994	493,160	28,598	66,784	74,025	75,654		756,155	681,948	629,019	568,814
Non-current liabilities:
Deferred tax liabilities	16,199	15,532	585	5,801	—	—	—	—		16,199	15,532	585	5,801
Other non-current liabilities	30,446	24,074	18,731	15,145	—	—	—	—		30,446	24,074	18,731	15,145
Total non-current liabilities	46,645	39,606	19,316	20,946	—	—	—	—		46,645	39,606	19,316	20,946
Total liabilities	774,202	654,770	574,310	514,106	28,598	66,784	74,025	75,654		802,800	721,554	648,335	589,760
Mezzanine equity:
Redeemable noncontrolling interest	—	—	5,766	5,556	—	—	—	—		—	—	5,766	5,556
Shareholders’ equity:
Ordinary shares	284	286	286	286	—	—	—	—		284	286	286	286
Treasury stock, at cost	(93,937)	(110,199)	(105,474)	(102,222)	—	—	—	—		(93,937)	(110,199)	(105,474)	(102,222)
Additional paid-in capital	1,949,888	1,964,623	1,971,893	1,902,105	—	—	—	—		1,949,888	1,964,623	1,971,893	1,902,105
Accumulated losses	(325,124)	(408,803)	(700,009)	(706,497)	(21,337)	(49,827)	(56,264)	(86,488)		(346,461)	(458,630)	(756,273)	(792,985)
Statutory reserves	1,900	1,900	1,900	3,021	—	—	—	(1,121)	(3)	1,900	1,900	1,900	1,900
Accumulated other comprehensive income	17,254	37,603	64,314	52,308	—	—	—	—		17,254	37,603	64,314	52,308
Total Jianpu’s shareholders’ equity	1,550,265	1,485,410	1,232,910	1,149,001	(21,337)	(49,827)	(56,264)	(87,609)		1,528,928	1,435,583	1,176,646	1,061,392
Noncontrolling interests	118,068	84,957	23,878	22,774	(7,261)	(16,957)	(17,761)	(17,761)	(3)	110,807	68,000	6,117	5,013
Total shareholders’ equity	1,668,333	1,570,367	1,256,788	1,171,775	(28,598)	(66,784)	(74,025)	(105,370)		1,639,735	1,503,583	1,182,763	1,066,405
Total liabilities, mezzanine equity and shareholders’ equity	2,442,535	2,225,137	1,836,864	1,691,437	—	—	—	(29,716)		2,442,535	2,225,137	1,836,864	1,661,721

Notes:

(1)             Net loss per ADS (American Depositary Shares) attributable to Jianpu’s shareholders has been retrospectively adjusted for the ADS ratio change, from two ADS to five Class A ordinary shares to one ADS to twenty Class A ordinary shares, that became effective on October 30, 2020.

(2)             Refers to the adjustments that arose from the findings from the Review, which affected unaudited quarterly financial results for all four quarters of the year. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Independent Review.” in the 2019 20-F.

(3)             Refers to the adjustments that arose from the concluded investigation against a subsidiary of the Company and certain of its employees by competent authorities in relation to the compliance of information collection or use, which affected revenues and penalties in the first and second quarter of the year, and income tax expenses and net loss attributable to noncontrolling interest in the first three quarters of the year. See note 25(b) to the consolidated financial statements included in the 2019 20-F.

(4)             Refers to the adjustments that arose from other subsequent events, which provided additional evidence about conditions that existed at the date of the balance sheet as of December 31, 2019, which affected unaudited quarterly financial results for the fourth quarter of the year.

(5)             The adjusted unaudited financial results are reconciled with the Company’s final financial results for the year ended December 31, 2019 included in the 2019 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Yilü (Oscar) Chen
Name	:	Yilü (Oscar) Chen
Title	:	Chief Financial Officer

Date: April 30, 2021